SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ENTEROMEDICS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

29365M 307

(CUSIP Number of Common Stock Underlying Class of Securities)

Greg S. Lea

Chief Financial Officer and Chief Compliance Officer

EnteroMedics Inc.

2800 Patton Road

St. Paul, Minnesota 55113

(651) 634-3003

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Timothy S. Hearn

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$39,023(1)	$3.93(2)
(1)	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 449,706 shares of the issuer’s common stock and have an aggregate value of $39,023 as of May 23, 2016, calculated based on a Black-Scholes option pricing model.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the aggregate amount of the Transaction Value. The Transaction Valuation was calculated solely for purposes of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 27, 2016 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

EnteroMedics Inc., a Delaware corporation (the “Company” or “EnteroMedics”) is the issuer of the securities that are subject to the Offer to Exchange. The Company’s principal executive offices are located at 2800 Patton Road, St. Paul, Minnesota 55113, and the telephone number at that address is (651) 634-3003.

(b) Securities.

This Tender Offer on Schedule TO relates to an offer by the Company to all of its employees (including executive officers) to exchange some or all of their outstanding options to purchase the Company’s common stock for fewer new options with exercise prices equal to the closing price per share of the Company’s common stock on the NASDAQ Stock Market on the date of grant (the “Offer”). A stock option will be eligible for exchange if: (i) it has an exercise price of greater than $10.00 per share; (ii) it was not granted in connection with the performance of consulting services for the Company; (iii) it is held by an employee of the Company who is eligible to participate in the Offer and (iv) it remains outstanding (i.e. unexpired and unexercised) as of the date of grant of the new options (such options are referred to herein as “Eligible Options”).

The Company is making the Offer to all of the employees of the Company who hold Eligible Options (referred to herein as the “Eligible Optionholders”). The Offer is not being made to non-employee directors, consultants and former employees of the Company. To remain eligible to participate in the Offer, the Eligible Optionholders must be employed by the Company on the date the Offer commences and remain employed through the date that the new options are granted.

As of May 26, 2016, 449,706 shares were subject to Eligible Options. The actual number of shares subject to the stock options to be exchanged in the Offer will depend on the number of shares of common stock subject to Eligible Options tendered by the Eligible Optionholders and accepted for exchange.

The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election to Participate, attached hereto as Exhibit (a)(1)(B).

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” “Risk Factors,” “The Exchange Offer—Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “The Exchange Offer—Exchange Ratios,” “The Exchange Offer—Source and Amount of Consideration; Terms of New Options,” “The Exchange Offer—Conditions of This Exchange Offer” and “The Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Exchange Offer—Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the issuer. The information set forth under Item 2(a) above and in “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and the sections under “This Exchange Offer” titled “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Exchange Ratios,” “Source and Amount of Consideration; Terms of New Options,” “Conditions of This Exchange Offer,” “Procedures for Tendering Eligible Optons,” “Acceptance of Eligible Options for Exchange; Issuance of New Options,” “Withdrawal Rights,” “Extension of Exchange Offer; Termination; Amendment,” “Price Range of Our Common Stock,” “Information Concerning Us; Financial Information,” “Status of Eligible Options Acquired by Us in This Exchange Offer,” “Accounting Consequences of This Exchange Offer,” “Legal Matters; Regulatory Approvals and “Material United States Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The Company’s executive officers will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. The information set forth in the Offer to Exchange under “The Exchange Offer—Procedures for Tendering Eligible Options” and “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangments Concerning Our Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in Offer to Exchange under “This Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer—Status of Eligible Options Acquired by Us in This Exchange Offer” and “This Exchange Offer—Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” and “This Exchange Offer—Purpose of This Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under “This Exchange Offer—Source and Amount of Consideration; Terms of New Options,” “The Exchange Offer—Exchange Ratios” and “This Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Conditions of This Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The financial information set forth in the Offer to Exchange under “This Exchange Offer—Information Concerning Us; Financial Information” and referenced in “This Exchange Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options,” and “This Exchange Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of Email Communication to Eligible Optionholders

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election to Participate

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)	Form of Confirmation Email to Participating Eligible Optionholders

(b)	Not applicable

(d)(1)	Amended and Restated 2003 Stock Incentive Plan. (Incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement filed on April 1, 2016 (File No. 1-33818)†

(d)(2)	Standard form of Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan (previously filed as Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265), and incorporated herein by reference)†

(d)(3)	Standard form of Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan (previously filed as Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265), and incorporated herein by reference)†

(d)(4)	Standard form of Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265))†

(d)(5)	Form of 2012 Senior Management Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 13, 2012 (File No. 1-33818))†

(d)(6)	Form of Non-Incentive Stock Option Agreement for New Options for U.S. to be granted pursuant to the Exchange Offer†

(g)	Not applicable

(h)	Not applicable

†	Management contract or compensatory plan or arrangement

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTEROMEDICS INC.

By:	/s/ Greg S. Lea
Name:	Greg S. Lea
Title:	Chief Financial Officer and Chief Compliance Officer

Dated:	May 27, 2016

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of Email Communication to Eligible Optionholders

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election to Participate

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(G)	Form of Confirmation Email to Participating Eligible Optionholders

(b)	Not applicable

(d)(1)	Amended and Restated 2003 Stock Incentive Plan. (Incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement filed on April 1, 2016 (File No. 1-33818)†

(d)(2)	Standard form of Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan (previously filed as Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265), and incorporated herein by reference)†

(d)(3)	Standard form of Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan (previously filed as Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265), and incorporated herein by reference)†

(d)(4)	Standard form of Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed on May 25, 2007 (File No. 333-143265))†

(d)(5)	Form of 2012 Senior Management Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan. (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 13, 2012 (File No. 1-33818))†

(d)(6)	Form of Non-Incentive Stock Option Agreement for New Options for U.S. to be granted pursuant to the Exchange Offer†

(g)	Not applicable

(h)	Not applicable

†	Management contract or compensatory plan or arrangement